Exhibit 99.1

COPERNIC DESKTOP SEARCH RANKED #1 BY GERMANY’S PC-WELT

Montreal, Canada, January 17, 2005 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search and online advertising, today announced that PC-WELT, Germany’s largest-selling computer magazine, has selected Copernic Desktop Search 1.61 as the top desktop search tool in their comprehensive evaluation.

The Company previously announced that on December 22, 2005, Mamma acquired Copernic Technologies Inc.

PC-WELT’s current issue (02/2006), rates Copernic Desktop Search (CDS) as best of breed when compared to Google Desktop Search 2, MSN Desktop Search 2.5 and Yahoo Desktop Search 1.2. The magazine cited CDS’ ease of use, concise search results and video and music search as the top reasons why it surpassed its competition.

“Desktop search is a key element of our search offering as users want to use one interface to search all types of information, wherever it is on their PC or the Web,” said Guy Fauré, President and CEO of Mamma.com. “This new acknowledgment further demonstrates that our products are world-class, highly competitive and extremely user-friendly. It is a welcome addition to the other awards and distinctions CDS has recently received from CNET, PC World, LAPTOP Magazine, The Boston Globe, San Francisco Chronicle, Legal IT, Slate Magazine, the University of Wisconsin E-Business Consortium, the American Library Association and the Association of Independent Information Professionals.”

To view the press release from PC-Welt (in German) please view this link: http://www.presseportal.de/story.htx?nr=769922&firmaid=8232

About Mamma.com Inc.

Mamma Media Solutions™ is a leading provider of award winning search technology for both the Web and desktop space, delivered through it’s properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. It’s desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Deborah Kilpatrick
Product Marketing Manager
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372
Telephone Local: (514) 908-4325
Email: deborah@mamma.com
Web site: www.mammainc.com